August 15, 2007

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel

Re:	Quality Distribution, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-24180

Dear Ms. Cvrkel:

Quality Distribution, Inc. (the “Company”) is hereby responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter dated June 27, 2007 relating to the above-referenced Annual Report on Form 10-K of the Company for the year ended December 31, 2006 (the “Form 10-K”) and the quarter ended March 31, 2007 (the “Form 10-Q). Set forth below are the comments of the staff (in italics) contained in the staff’s letter and immediately below each comment is the Company’s response with respect thereto.

Form 10-K for the fiscal year ended December 31, 2006

Note 2 – Significant Accounting Policies

Prepaid Tires, page F-9

1.	We note your response to our prior comment 1, where you state that prepaid tires are reported in your consolidated balance sheet at an amount equal to 50% of the weighted average cost of the tires on tractors and trailers plus the anticipated value of tire casing. In this regard, please clarify for us and revise future filings to disclose in greater detail why you believe it is appropriate to report prepaid tires within your balance sheet under your current methodology and provide us with the guidance which supports your treatment.

We also note that you adjust this prepaid tires balance on a quarterly basis with a charge to your statement of operations to reflect the change in the weighted average cost of tires during the quarter and the average value received for tire casings during the quarter. It is unclear from your response, how your prepaid tires accounting policy leads to the amortization of the prepaid tires balance based on the estimated useful life of the tires within the prepaid tires balance. It appears from your response that charges to your statement of operations associated with the prepaid tires balance is not driven by the tires estimated useful life, but rather by the change in the current weighted average cost of the tires and anticipated credits associated with tire casings. It appears that your current prepaid tires accounting policy could result in a gain, loss or no charge to your statement of operations, depending on your period to period change in the current weighted average cost of the tires within your prepaid tires balance. Please advise and expand your disclosures to describe the basis of your accounting treatment. Additionally, provide us with the accounting literature that supports this prepaid tires accounting policy and tell us whether your present accounting treatment for periodic prepaid tire changes to your statement of operations rather than amortizing the prepaid tire balance over its estimated useful life would results in a material impact to your financial statements both on a quarterly and annual basis, and provide us with the analysis which supports your conclusions.

As discussed in our phone call on August 7, 2007, we believe componentization and amortization of tire costs is an acceptable GAAP accounting policy. The average life of tires placed on a tractor or trailer are typically 20 to 24 months. However, the useful life of the tractors and trailers range from 5 to 7 years and 15 to 20 years, respectively. As a result, we have used a componentization concept to capture the costs of the tires separately and expense them over a shorter period as compared to the related lives of the tractors and trailers. The method we use to measure the prepaid tires balance and associated income statement impact is merely a book-keeping convention designed to estimate the financial statement impact of following an accounting policy of componentization and amortization of the tires over their respective economic life.

In order to have precision in following a pure componentization and amortization of tire costs in accordance with GAAP, it would require us to capitalize each tire purchase and amortize that purchase over the estimated life of the tires. We believe the book-keeping convention we use approximates, in all material respects, the financial statement results that would result if our book-keeping methods followed the more precise method previously described. We prepared a historical analysis whereby we captured all of our tire purchases dating back to March 2003 and amortized those purchases over a 20 to 24 month period. This analysis calculated the ending asset balances as of December 31, 2006 and 2005 and amortization expense for the years then ended. This analysis is attached as Exhibit 1. We then compared the results of this analysis to actual amounts recorded under our existing model. The amounts are reflected in the following table:

	FY 2006	FY 2005
Fuel, supplies and maintenance	$53,795,000	$35,897,000

Operating income	48,450,000	39,825,000

Income Before Taxes	18,174,000	12,225,000

Net income	54,207,000	11,873,000

Prepaid Tires Balance as calculated	7,771,432	7,156,897
Prepaid Tires Balance per Balance Sheet	7,517,000	7,360,000

Difference	$254,432	$(203,103)

Difference as a % of Reported Balance Sheet Amount	3.4%	-2.8%

Tire expense per Income Statement	$9,908,061	$7,885,000
Estimated amortization	9,818,043	7,592,721

Expense overstatement	$90,018	$292,279

Expense overstatement, net of income taxes	$72,734	$283,803

Difference as a % of Fuel, supplies and maintenance	0.2%	0.8%

Difference as a % of Operating income	0.2%	0.7%

Difference as a % of Pre-tax income	0.5%	2.4%

Difference, net of taxes as a % of net income using tax rate of 19.2% and 2.9%, respectively	0.1%	2.4%

Additionally, when preparing our historical analysis, we noted that we charge our affiliates rental fees for use of our tractors and trailers, as well as surcharges for consumption of tires. We do not generate any profit margin on the surcharges for tires. The rental fees are reflected as other service revenue, whereas the surcharges for tires have been recorded as a credit against fuel, supplies and maintenance expense, which is where tire expenses are recorded. The surcharges should have been recorded as other service revenue in accordance with the provisions of EITF 99-19 and EITF 01-14. The impact to correct the classification of the surcharges is simply a gross-up of other service revenue and expense, which would have been approximately $6.1 million in 2006 and $5.7 million in 2005, neither of which will change reported revenue by a material amount (less than 1% of total revenues for both periods). We will correct the classification of the surcharges on a prospective basis.

Based on our analysis, our methodology does not result in any material differences and therefore, we believe that our book-keeping convention approximates the componentization and amortization method allowed under GAAP. We will continue to test our book-keeping convention on a quarterly basis to ensure it will approximate GAAP in all material respects.

We attempted to respond to your comments during our phone conversation on August 7, 2007. We believe the above responses and attached exhibit address your concerns surrounding the differences between componentization and amortization of tire costs versus our bookkeeping convention to estimate this accounting policy.

We are also reviewing the filings of our competitors and understand that the majority of these competitors follow a different accepted policy whereby tires purchased with tractors and trailers are capitalized as part of the cost of the equipment and replacement tires are expensed when placed into service. We intend to analyze the merits and effects of adopting a change in our accounting policy to the methodology more widely used by our competitors. We expect to complete our analysis during our fourth quarter of 2007 and would submit our request to the Securities and Exchange Commission at such time, if deemed necessary.

2.	We note from your response to our prior comment 1 that upon purchase of tractors and trailers you assign a value to the respective tires and record it as prepaid tires. Also we note that upon disposal of tractors and trailers you reduce prepaid tires by the applicable tire amount for those tires. In this regard, please explain and disclose in your filings, your allocation method associated with assigning the value of the tires for the purchases and disposals of tractors and trailers.

We propose that the following statement be included in our Form 10-K - Annual Report for 2007 under Significant accounting policies – Prepaid Tires to fully explain how we place tires into the Prepaid tires balance and how we allocate tires upon the disposal of tractors and trailers. “We use an accounting policy of componentization where we capitalize the value of tires that are purchased by us (including the tires on new tractors and trailers) as an asset and subsequently amortize such tires over an estimated useful life, of 20 to 24 months, which is shorter than the respective tractors and trailers. The amortization expense is reflected in the Income statement under the category of Fuel, supplies and maintenance. Upon the disposal of tractors and trailers, we include in Gain (loss) on disposal of property and equipment an amount for tires that is transferred from Prepaid tires. This amount is equal to the average unamortized book value of a tire within the Prepaid tires balance multiplied times the number of tires on the tractor or trailer.”

Form 10-Q for the quarterly period ended March 31, 2007

Note 7. Income Taxes, page 10

3.	We note from your disclosure that you recognized a $1.0 million income tax benefit in the first quarter of 2007 and that you believe these items are not considered material to any of the prior periods affected or material to your expected results for 2007. In this regard, please tell us your basis for recording the $1.0 million income tax benefit in the first quarter of 2007, which appears to be material to your first quarter of 2007 reported net loss attributable to common share holders and per share data.

Please see the attached SAB 99 memo (Exhibit 2) that analyzed the materiality issue mentioned in your comment.

Very truly yours,

QUALITY DISTRIBUTION, INC.

By:	/s/ Timothy B. Page
Name:	Timothy B. Page
Title:	Chief Financial Officer

cc:	Gary R. Enzor
Jeff Jaramillo

Exhibit 1

	Life of Tires in Months	Total Tire Expense per F/S	Annual Tire Expense per F/S	Total Vendor Tire Invoices	Income/ Expense of Affiliates of Tire Purchases	Annual Income / Expense of Affiliate	Total Tire Purchases that are Amortizable	Annual Tire Purchases that are Amortizable		Amortization Expense for FY 2005	Amortization Expense for FY 2006
Mar-03	24	557,352		600,748	1,017,826		1,618,574			—
Jun-03	24	750,869		906,453	1,295,415		2,201,868			275,233
Sep-03	24	703,061		805,189	1,295,415		2,100,603			525,151
Dec-03	24	628,792	$2,640,074	610,767	1,017,826	$4,626,480	1,628,592	$7,549,637		610,722

Mar-04	24	649,721		649,022	896,001		1,545,023			772,512
Jun-04	24	602,732		564,133	1,254,675		1,818,808			909,404	227,351
Sep-04	24	594,779		564,917	1,252,187		1,817,105			908,552	454,276
Dec-04	24	514,055	$2,361,287	537,339	1,451,143	$4,854,006	1,988,482	7,169,417		994,241	745,681

Mar-05	24	151,317		479,025	1,242,782		1,721,806			860,903	860,903
Jun-05	24	681,485		625,476	968,543		1,594,019			597,757	797,010
Sep-05	20	730,236		829,049	1,748,584		2,577,633			773,290	1,546,580

Dec-05	20	647,315	$2,210,353	718,298	1,714,738	$5,674,647	2,433,036	8,326,494		364,955	1,459,821

Mar-06	20	474,775		755,470	1,437,688		2,193,158			—	1,315,895
Jun-06	20	1,061,195		1,038,787	1,311,702		2,350,490			—	1,057,720
Sep-06	20	1,322,057		1,330,247	1,799,532		3,129,779			—	938,934
Dec-06	20	912,533	$3,770,561	1,170,574	1,588,578	$6,137,500	2,759,152	10,432,578	[A]	—	413,873

		10,982,275	10,982,275	12,185,492	21,292,634		33,478,127	33,478,127		7,592,721	9,818,043

Note - the life of tires changed in the third quarter 2005 due to an effort by management to implement a more disciplined maintenance and safety program

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Analysis of Income Statement - Impact of Convention vs. GAAP

	FY 2005	FY 2006
Income/Expense - Affiliate	5,674,647	6,137,500
Tire Expense	2,210,353	3,770,561

Total expense per Income Statement	7,885,000	9,908,061	[C]

Estimated Amortization	7,592,721	9,818,043

Difference	292,279	90,018

Analysis of Balance Sheet - Impact of Convention vs. GAAP

	Per Analysis		Per F/S	Difference
Cumulative Balance 12/31/04	6,423,123
FY 2005
Plus Tire Purchases	8,326,494
Less Amortization Expense	(7,592,721)

Balance 12/31/05	7,156,897		7,360,000	(203,103)	-2.8%
FY 2006
Plus Tire Purchases	10,432,578	[A]
Less Amortization Expense	(9,818,043)

Balance 12/31/06	7,771,432		7,517,000	254,432	3.4%

		[B]	(157,000)

Analysis of Convention Adjustment on Income Statement

Note - according to our accounting convention, we expense all tire purchases when incurred and true-up the prepaid tire balance using our accounting convention. Based on the above data, total tire expense per the trial balance for 2006 should be as follows:

Total tire purchases	$10,432,578	[A]
Less increase in asset balance	(157,000)	[B]

Net tire expense for 2006	10,275,578
Actual reported	9,908,061	[C]

Difference	(367,518)

%of pre-tax income	-2.0%

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Exhibit 2

To:	Memo to the Audit Files

From:	Robin Cohan and Rick Russell

Date:	May 8, 2007 (Revised August 13, 2007)

Subject:	Materiality Evaluation

In connection with the review of the quarter ended March 31, 2007, we performed an extended materiality analysis in the context of SAB 99.

In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is – “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.”

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.

It is in this context that we performed our evaluation of materiality for the non-recognition of a $1.0 million deferred tax asset for net operating loss carryforwards that should have been recognized in 1998 and 2006. During the time we generated a net loss in each year from 2000 through 2004, we placed a valuation allowance against all deferred tax assets since we did not believe that such assets would be realized at that time. We released most of these valuation allowances in September 2006 when we determined that it is more likely than not that expected future taxable income will be sufficient to utilize certain of our deferred tax assets. We recognized a $1.0 million deferred tax asset in the first quarter of 2007 as a credit to income tax expense.

The deferred tax benefit resulted from amortizable control premium and consent charges of approximately $3.0 million (pre-tax) that were incurred in 1998 related to our debt restructuring. Such amount was expensed when incurred and taken as a tax deduction in 1998. In 1999, the IRS conducted an exam on the 1998 tax return and concluded the deduction (which contributed to our NOL for 1998) should not have been recognized immediately, but instead amortized over a seven-year period that spanned from 1998 to 2005. We reversed the NOL after the exam, but never amortized the deduction in subsequent years. The unrecognized deduction was identified in the first quarter of 2007 when we completed our FIN 48 analysis.

We performed a three tiered (operating income, pre-tax income and after-tax income from continuing operations, discussed separately below) quantitative materiality analysis and concluded that the impact on the third quarter of 2006 and the annual results for 2006 and were not material from a quantitative standpoint. The impact on an annual basis for 2006 would have been approximately 2.1% of operating income, 5.5% of pre-tax income and 2.8% of the tax benefit (see attached table).

The $1.0 million recognition of the deferred tax asset in the first quarter of 2007 has a significant impact to the quarter (credit to income tax expense is approximately 50% of pre-tax income) and is approximately 5% of total projected pre-tax income for 2007. We do not believe the $1.0 million adjustment is material to 2007 based on the following qualitative matters:

The Company assessed qualitative matters as follows:

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. We do not believe these were intentional errors. The adjustment relates to a tax deduction resulting from a charge that was incurred back in 1998. The adjustment is an exact amount.

2.	Whether the misstatement masks a change in earnings or other trends. The adjustment is a credit to income tax expense. It has no impact on operating income or EBITDA, which are measures we, analysts and the public use to evaluate our results. The credit does not change net loss to net income or vice-versa for any period affected (Q3 2006, 2006 Annual, Q1 2007 or 2007 projected annual). Moreover, as can be seen in the attached historical financial analysis there are no defined trends for the income tax line item over the past five years.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. Due to the fact that our income tax expense (benefit) has fluctuated significantly every year, and because a full valuation allowance was recorded for fiscal years 2000 through 2005, analysts typically have ignored this financial statement line item. Instead, analysts used EBITDA and imputed a 35% tax rate to our pre-tax income in order to compare their results against their competitors. Additionally, we have included this imputed tax rate as a pro-forma disclosure in many of our earnings releases to the public. Therefore, the $1 million credit to income tax expense in Q1 2007 would not have any impact on analysts’ expectations.

4.	Whether the misstatement changes a loss into income or vice versa. The effect of the misstatement does not change a loss into income or vice versa in any period affected.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. We operate and report as one business segment.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements. We do not believe any regulatory requirements are affected.

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7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The adjustment would not cause violations to loan covenants or other contractual requirements since our only financial covenant is a debt to EBITDA ratio. That ratio as of December 31, 2006 was 1.05 versus a maximum limit of 2.00. Therefore, our EBITDA could have decreased from $62,435 to $32,726 and would still be in compliance with our covenant.

8.	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The adjustment would have no impact on employee compensation because no incentive compensation was recorded in 2006. Additionally, the financial measure used as a factor for determining management’s incentive compensation is adjusted net income using a defined tax rate of 39%, which would be unaffected by the tax adjustment.

9.	Whether the misstatement involves concealment of an unlawful transaction. We do not believe the adjustment conceals an unlawful transaction. The lack of recognizing the deduction over the amortization period of 1998 to 2005 was an oversight by prior members of senior management who are no longer employed by us.

10.	Whether trends in the stock price of the Company were substantially affected. We do not believe the adjustment would have had a material effect on the stock price due to the nature of the adjustment.

The adjustment relates to interest charges incurred in 1998, which is a transaction totally unrelated to any of our ongoing business activities. We believe that investors significantly discount or totally ignore the impact of both income and costs that are “non-core” to our operations when they make their investment decisions. Further, we intend to fully disclose the nature and amount of the adjustment in our Form 10Q. We believe the inclusion of this item either in Q3 2006 or the current quarter will have no impact on our stock price, or on any shareholders’ decisions to invest in the Company.

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SAB 99 Analysis - FY 2007 - Deferred Tax Asset

Recognition of deferred tax asset on prior years’ NOL’s

($ in 000’s)	2002	2003	2004	2005	2006	Impact of Adj.	Q3 2006	Impact of Adj.	Q1 2007	Impact of Adj.	Projected Annual 2007	Impact of Adj.
Revenues	$516,760	$565,440	$622,015	$678,076	$730,159		$190,028		$178,094		$748,856

Operating Income (loss)	22,398	18,794	15,064	39,825	48,450		13,626		5,533		48,952

Pre-tax income (loss)	(21,655)	(67,201)	(8,136)	12,225	18,174		5,888		(1,982)		19,693

Income tax expense (benefit) w/o adj.	1,443	(99)	2,421	352	(36,033)	-2.8%	(32,139)	-3.1%	(882)**	-114.1%	8,665	11.6%

Net income (loss) from continuing ops. w/o adj	(23,098)	(67,102)	(10,557)	11,873	54,207	1.8%	38,027	2.6%	(1,100)	-91.5%	11,028	9.1%

Other Quantitative Comparisons:
NOL adjustment (deferred tax asset)					$1,006		$1,006		$1,006		$1,006

% of revenues					0.1%		0.5%		0.6%		0.1%
% of operating income					2.1%		7.4%		18.2%		2.1%
% of pre-tax income (loss)					5.5%		17.1%		-50.8%		5.1%
% of tax provision (benefit)					-2.8%		-3.1%		-114.1%		11.6%

**	Included in income tax expense (benefit) for Q1 2007 is the $1.0 million adjustment to recognize the deferred tax asset for prior years’ NOL’s.

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